Exhibit (d)(2)

Schedule A

(As of August 11, 2020)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date

Innovator S&P High Quality Preferred ETF	0.47%	4/10/2018	8/1/2018	8/1/2018	8/1/2021

Innovator Laddered Fund of S&P 500 Power Buffer ETFs	0.20%	5/13/2020	---	8/11/2020	8/1/2021